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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                               Parlex Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.10 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   701630105
-------------------------------------------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1745(2-95)                 Page 1 of 9 pages



 ---------------------                                     -------------------
| CUSIP No. 701630105 |               13G                 | Page 2 of 9 Pages |
 ---------------------                                     -------------------


-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Herbert W. Pollack

-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [X]

-------------------------------------------------------------------------------
3     SEC USE ONLY


-------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

-------------------------------------------------------------------------------
                5     SOLE VOTING POWER

                      476,209

NUMBER OF       ---------------------------------------------------------------
SHARES          6     SHARED VOTING POWER
BENEFICIALLY
OWNED BY              ---
EACH
REPORTING       ---------------------------------------------------------------
PERSON          7     SOLE DISPOSITIVE POWER
WITH
                      476,209

                ---------------------------------------------------------------
                8     SHARED DISPOSITIVE POWER

                      ---
-------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       476,209

-------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       X

-------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       7.57%

-------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

       IN

-------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

                               Pages 2 of 9 pages



 ---------------------                                     -------------------
| CUSIP No. 701630105 |               13G                 | Page 3 of 9 Pages |
 ---------------------                                     -------------------


-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Sandra Pollack

-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [X]

-------------------------------------------------------------------------------
3     SEC USE ONLY


-------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

-------------------------------------------------------------------------------
                5     SOLE VOTING POWER

                      177,095

NUMBER OF       ---------------------------------------------------------------
SHARES          6     SHARED VOTING POWER
BENEFICIALLY
OWNED BY              ---
EACH
REPORTING       ---------------------------------------------------------------
PERSON          7     SOLE DISPOSITIVE POWER
WITH
                      177,095

                ---------------------------------------------------------------
                8     SHARED DISPOSITIVE POWER

                      ---

-------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       177,095

-------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       X

-------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       2.82%

-------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

       IN

-------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

                               Pages 3 of 9 pages


Item 1.(a)   Name of Issuer:
----------------------------

             Parlex Corporation

Item 1.(b)   Address of Issuer's Principal Executive Offices:
-------------------------------------------------------------

             One Parlex Place, Methuen, Massachusetts 01844

Item 2.(a)   Name of Person Filing:
-----------------------------------

                   This filing is being made jointly by Herbert W. Pollack and
             Sandra Pollack, husband and wife, who may be deemed to act together as a group and therefore to be one "person" (as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act") with regard to the beneficial ownership of the Shares over which each of them separately exercises voting and dispositive power. Each of Herbert W. Pollack and Sandra Pollack disclaims voting and investment power over the Shares held by or for the benefit of the other; and each of them declares that his or her participation in this joint filing shall not be construed as an admission that he or she is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any shares held by or for the benefit of the other.

Item 2.(b)   Address of Principal Business Office or, if none, Residence:
-------------------------------------------------------------------------

             For both Herbert W. Pollack and Sandra Pollack:

             C/O   Parlex Corporation
                   One Parlex Place
                   Methuen, MA  01844

Item 2.(c)   Citizenship:
-------------------------

             For both Herbert W. Pollack and Sandra Pollack:

             United States

Item 2.(d)   Title of Class of Securities:
------------------------------------------

             Common Stock, par value $.10 per share ("Shares")

Item 2.(e)   CUSIP Number:
--------------------------

             701630105


                               Page 4 of 9 pages



Item 3. If this statement is filed pursuant to Rule 13d-l(b), or 13d-2(b), check whether the person filing is a:
-------------------------------------------------------------------------------

             Inapplicable

Item 4.      Ownership:
-----------------------

       (a)   Amount Beneficially Owned:
       --------------------------------

             Herbert W. Pollack  -  476,209  Shares
             Sandra Pollack      -  177,095  Shares
                                    -------

                   Total            653,304  Shares

       (b)   Percent of Class:
       -----------------------

             Herbert W. Pollack  -   7.57%

             Sandra Pollack      -   2.82%
                                    -----

             Aggregate           -  10.39%

       (c)   Number of shares as to which such person has:
       ---------------------------------------------------

            (i)    sole power to vote or to direct the vote:

                   Herbert W. Pollack  -  476,209
                   Sandra Pollack      -  177,095

            (ii)   shared power to vote or to direct the vote:

                   ---

            (iii)  sole power to dispose or to direct the disposition of:

                   Herbert W. Pollack  -  476,209
                   Sandra Pollack      -  177,095

            (iv)   shared power to dispose or to direct the disposition of:

                   ---

Item 5.      Ownership of Five Percent or Less of a Class:
----------------------------------------------------------

             Inapplicable


                               Page 5 of 9 pages


Item 6.      Ownership of More than Five Percent on Behalf of Another Person.
-----------------------------------------------------------------------------

             Inapplicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
-------------------------------------------------------------------------------

             Inapplicable

Item 8.      Identification and Classification of Members of the Group.
-----------------------------------------------------------------------

             See Item 2(a)

Item 9.      Notice of Dissolution of Group.
--------------------------------------------

             Inapplicable

Item 10.     Certification
--------------------------

             Inapplicable


                               Page 6 of 9 pages


                                   SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief of each of the undersigned, each person signing this statement certifies that the the information set forth in this statement with regard to such signer is true, complete and correct.


January 23, 2001
------------------------------------
Date


/s/  HERBERT W. POLLACK                   /s/  SANDRA POLLACK
------------------------------------      ------------------------------------
Signature                                 Signature


Herbert W. Pollack                        Sandra Pollack
------------------------------------      ------------------------------------
Name                                      Name


                               Page 7 of 9 pages


                                    EXHIBITS
                                    --------

                                                             Page
                                                             ----

(A)   Agreement to file as a group



                               Page 8 of 9 pages


                                  EXHIBIT (A)
                                  -----------

                          Agreement To File as a Group
                          ----------------------------


      Pursuant to Rule 13d-1(f)(1)(iii) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Statement on Schedule 13g to which this Agreement is attached is filed on behalf of each of them.


      Dated:  January 23, 2001



                                         /s/  HERBERT W. POLLACK
                                         --------------------------------------
                                         Herbert W. Pollack


                                         /s/  SANDRA POLLACK
                                         --------------------------------------
                                         Sandra Pollack


                               Page 9 of 9 pages